Exhibit 99.4

Mo Molavi, P.Eng.
AMC Mining Consultants (Canada) Ltd
Suite 202, 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Date May 3rd, 2013

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Consent of Qualified Person
Silvercorp Metals Inc. (the “Company”)
Filing of Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China

I, Mo Molavi, hereby consent to the public filing of the technical report entitled “Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China” dated April 30th 2013, effective May 1st 2012 (the “Technical Report”). The Technical Report is a revised version, with minor corrections and adjustments, of a technical report with the same title filed on June 15th 2012, effective May 1st 2012.

Sincerely,

ORIGINAL SIGNED AND SEALED BY

Mo Molavi, P.Eng.